Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Years Ended December 31,
	2008	2007	2006	2005	2004

Ratio of Earnings to Fixed Charges	18.0	1.1	15.3	2.4	2.0

In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income tax provision (benefit) plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs, amortization of debt discount and the portion of rental expense on operating leases attributable to interest.